Filed by Tronox Limited
Pursuant to Rule 425 of the Securities Act of 1933, as amended
Subject Company: Tronox Incorporated (File No: 001-32669)
Tronox to Host October 10 Conference Call to Discuss Acquisition of Exxaro’s Mineral Sands Operations
Oklahoma City, Oklahoma, October 6, 2011 — Tronox Incorporated (TROX.PK) (Tronox) announced today that it will post additional information about its acquisition of Exxaro’s mineral sands operations on its website at www.tronox.com at 5:00 p.m. EDT. The Company also announced that it will hold a conference call to further discuss the acquisition on Monday, October 10, 2011 at 9:00 a.m. EDT.
Conference Call Information
Interested parties may listen to the conference call by calling 888-329-8877 in the United States or 719-785-1768 outside the United States. The code for both dial-in numbers will be 8162417. A replay of the call will be available for seven days at 888-203-1112 in the United States or 719-457-0820 outside the United States. The code for the replay will be 8162417.
About Tronox
Headquartered in Oklahoma City, Tronox is one of the five largest producers and marketers of titanium dioxide pigment. Titanium dioxide pigment is an inorganic white pigment used in paint, coatings, plastics, paper and many other everyday products. The company’s pigment plants, which are located in the United States, Australia and the Netherlands, supply high-performance products to approximately 1,100 customers in 100 countries. In addition, Tronox produces electrolytic products, including sodium chlorate, electrolytic manganese dioxide, boron trichloride, elemental boron and lithium manganese oxide. For information on Tronox, visit http://www.tronox.com.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited will file with the SEC a Registration Statement that will include a proxy statement of Tronox Incorporated that also constitutes a prospectus of Tronox Limited. Tronox Incorporated will deliver the proxy statement/prospectus to its shareholders. Tronox Incorporated urges investors and shareholders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (http://www.tronox.com) under the heading “Investor Relations”.
Contacts:
Media Contact:      Robert Gibney
Direct: 405-775-5105
E-mail: robert.gibney@tronox.com
Investor Contact:      Michael Smith
Direct: 405-775-5413
E-mail: michael.smith@tronox.com